ILLINI	SUITE C, 3600 WABASH AVENUE
SPRINGFIELD, ILLINOIS 62711-9606
Bio-Energy	(217) 726-9523
(217) 726-9527 FAX
(866) 455-3864 TOLL FREE

December 12, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Illini Bio-Energy, LLC
Registration Statement on Form SB-2
File No. 333-131971
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), Illini Bio-Energy, LLC, an Illinois limited liability company (the “Company”), hereby requests withdrawal of the Company’s Registration Statement on Form SB-2, File No 333-131971 (the “Registration Statement”), including all exhibits thereto, effective as of the date hereof or as soon as practicable thereafter.  The Registration Statement was originally filed on February 21, 2006 and was amended by amendments filed on January 11, 2007, April 13, 2007 and July 11, 2007.  The Registration Statement has not been declared effective by the Commission.

The Board of Directors of the Company has determined that it is in the best interest of the Company and its unitholders to request withdrawal of the Registration Statement in connection with termination of an agreement which, in the view of the staff of the Commission, may have constituted a violation of Section 5 of the Act.  Subject to the foregoing, no securities were sold in connection with the offering.

Please be advised that the Company intends to file a new registration statement with the Commission as soon as action has been taken to terminate the agreement which has caused issues to arise under Section 5 of the Act, but in no event will such new registration statement be filed earlier than 30 days following the effectiveness of the withdrawal of the Registration Statement requested hereby.

In addition, this is to advise you that if it is determined that a private offering by the Company could be undertaken by the Company in reliance upon Rule 155(c) of the Commission under the Act, the Company may undertake a private offering in reliance on Rule 155(c) in lieu of such new registration.

The Company hereby requests that the Commission issue a written order to the Company granting withdrawal of the Registration Statement.

ILLINI BIO-ENERGY, LLC

By:	/S/ ERNEST D. MOODY
Ernest D. Moody, Chair